November 10, 2016

VIA EDGAR SUBMISSION

Amy Geddes
Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3561

Re:                Hertz Global Holdings, lnc.
Form 8-K dated August 9, 2016
Filed August 9, 2016
File No. 001-37665

Dear Ms. Geddes:

Hertz Global Holdings, Inc. (“Hertz”) has received the Commission’s letter dated September 28, 2016 relating to Hertz’s Form 8-K dated August 9, 2016 filed with the Commission on August 9, 2016. Hertz will submit its response by no later than November 18, 2016.

We thank the Staff for its courtesies.  If you have any questions regarding this letter, please do not hesitate to call me at (239) 301-7000.

Sincerely,

/s/ Thomas C. Kennedy
Thomas C. Kennedy
Senior Executive Vice President and Chief Financial Officer
Hertz Global Holdings, Inc.

cc:    Richard J. Frecker